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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                Amendment No 1 To
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

        LITHIUM TECHNOLOGY CORPORATION (formerly Hope Technologies, Inc.)
                                (Name of Issuer)

          COMMON STOCK, par value $.01 (formerly Class B Common Stock, par value $.00005882)
                         (Title of Class of Securities)


                         536808306 (formerly 439498106)
                                 (CUSIP Number)

                        GROUP III CAPITAL VENTURES, INC.
                              475 PARK AVENUE SOUTH
                                   SUITE 3300
                            NEW YORK, NEW YORK 10016
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 30, 1996
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this Statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
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CUSIP Number: 536808306

         1) Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:

                  Name: Group III Capital Ventures, Inc.
                  I.R.S. ID#: 22-3261566

         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)                                                        / /

                  (b)                                                        / /

         3)       SEC Use Only

         4)       Source of Funds (See Instructions):                         OO

         5)       Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                      / /

         6)       Citizenship or Place of Organization:  U.S. Organization

         Number of          (7)    Sole Voting Power:1,030,000
         Shares Bene-
         ficially           (8)    Shared Voting Power:  -0-
         Owned by
         Each               (9)    Sole Dispositive Power: 1,030,000
         Reporting
         Person With        (10)   Shared Dispositive Power:  -0-

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  1,030,000

         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                                  / /

         13)      Percent of Class Represented by Amount in Row (11):       6.6%

         14)      Type of Reporting Person (See Instructions):                CO

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ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock ("Common Stock") of Lithium Technology Corporation (the "Issuer").

                           Lithium Technology Corporation
                           5115 Campus Drive
                           Plymouth Meeting, PA 19462

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Donald C. Taylor

         (b)      475 Park Avenue South, Suite 3300
                  New York, New York 10016

         (c) Donald C. Taylor is President and sits on the Board of Directors of Group III Capital Ventures, Inc. and Group III Capital, Inc.

         (d)      No

         (e)      No

         (f)      U.S. Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of Common Stock were obtained through liquidation of Majestic Hopes, L.L.C.

ITEM 4.  PURPOSE OF TRANSACTION

         Group III Capital Venture, Inc.'s acquisition of the aforementioned securities of the Issuer is for the purpose of investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The table below sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by Group III Capital Ventures, Inc. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of June 3, 1996, at which time there were issued and outstanding 15,658,704 shares of the Issuer's Common Stock.


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
                              Aggregate Amount of          Percentage
Title of Class                Beneficial Ownership         of Class
- --------------                --------------------         ----------
Common Stock                       1,030,000(1)              6.6%

- -------------

(1) This does not include 370,000 shares of Common Stock beneficially owned by Mr. Taylor who is a controlling person of (i) Group III Capital Inc., the beneficial owner of 320,000 shares of Common Stock issuable upon exercise of a Common Stock Purchase Warrant (the "Warrant") owned by Group III Capital, Inc. to purchase 1,500,000 shares of Common Stock, which Warrant will vest with respect to 320,000 shares of Common Stock immediately and with respect to the remaining 1,180,000 shares of Common Stock on May 1, 1997, or at such earlier time as prescribed by the Warrant and (ii) Group III Capital Ventures, Inc.

         (b) The number of shares as to which Group III Capital Ventures, Inc. has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

                  (i) Sole Voting Power. Group III Capital Ventures, Inc. has sole voting power with respect to 1,030,000 shares of Common Stock beneficially owned.

                  (ii) Shared Voting Power. Group III Capital Ventures, Inc. does not hold any common stock with shared voting power.

                  (iii) Sole Dispositive Power. Group III Capital Ventures, Inc. has sole power to dispose or to direct the disposition with respect to 1,030,000 shares of Common Stock beneficially owned.

                  (iv) Shared Dispositive Power. Group III Capital Ventures, Inc. does not hold any common stock with dispositive power.


         (c) Group III Capital Ventures, Inc. made no acquisitions or dispositions of shares of Common Stock on during the month of May, 1996:

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



Dated:        June   , 1996                 /s/ Donald C. Taylor
                                            ---------------------------
                                            Donald C. Taylor, President

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